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                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549




                                    FORM 6-K




                            REPORT OF FOREIGN ISSUER
                      PURSUANT TO RULE 13a-16 OR 15b-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934




                         For the month of February, 2003




              IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANONIMA
             (Exact name of Registrant as specified in its charter)


                    IRSA INVESTMENTS AND REPRESENTATIONS INC.
                 (Translation of registrant's name into English)


                              REPUBLIC OF ARGENTINA
                 (Jurisdiction of incorporation or organization)

                                   BOLIVAR 108
                                   (C1066AAB)
                             BUENOS AIRES, ARGENTINA
                    (Address of principal executive offices)


                           Form 20-F  X    Form 40-F
                                    -----           -----




         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                                Yes           No  X
                                   -----        -----






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              IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANONIMA
                                 (THE "COMPANY")

                               REPORT ON FORM 6-K

         Attached is a copy of the following letters filed with the Bolsa de Comercio de Buenos Aires and with the Comision Nacional de Valores on February 11, 2003: (i) letter dated on February 11, 2003, with the report for the period ended on December 31, 2002, and (ii) letter dated on February 11, 2003 related to the quarterly financial statements for the period ended on December 31, 2002.

















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(i) By letter dated February 11, 2003, the Company filed the report for the six month period ended on December 31, 2002 requested by Section 63 of the Regulations of the Bolsa de Comercio de Buenos Aires. The result of such six month period reflects earnings in the amount of Ps. 127,049,000.



(ii) By letter dated February 11, 2003 the Company handed in the following documents:

o    Quarterly Financial Statements for the period ended December 31, 2002.

o    Supervisory Committee Report

o    Auditor's Report

o    Complementary information

o    Copy of the Board Resolution Minute approving the above mentioned documents

o    Financial Statements Art. 33 Ley de Sociedades Comerciales 19.550














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                                   SIGNATURES



Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.


                       IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANONIMA


                       By: /s/ Saul Zang
                           -----------------------------------------------------
                           Name: Saul Zang
                           Title: Second Vice Chairman of the Board of Directors








Dated: February 11, 2003